SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

(Amendment No. 7)

Under the Securities Exchange Act of 1934

New Frontier Media, Inc.

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

644398109

(CUSIP Number)

Richard Stride Longkloof Limited No 2, The Forum, Grenville Street, St. Helier, Jersey, JE1 4HH (tel): +44 1534 823 061

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
With copies to: Christopher Doyle, Esq. Stroock & Stroock & Lavan LLP 180 Maiden Lane New York, NY 10038 (212) 806-5400

July 12, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

 *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 Explanatory Note

This filing constitutes Amendment No. 7 to the Schedule 13D filed with the Securities and Exchange Commission on September 22, 2010 by Longkloof Limited and Mile End Limited, as amended by Amendment No. 1 filed on September 27, 2010, Amendment No. 2 filed on February 24, 2011, Amendment No. 3 filed on January 17, 2012, Amendment No. 4 filed on March 14, 2012, Amendment No. 5 filed on April 27, 2012 and Amendment No. 6 filed on May 23, 2012. This Amendment No. 7 amends the Schedule 13D as specifically set forth below.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended by deleting the last paragraph of such Item and inserting the following paragraphs at the end thereof:

Longkloof, the other Reporting Persons and Adam Rothstein (financial advisor to Longkloof) (collectively, the “Longkloof Entities”) and the Company have engaged in discussions relating to the settlement of the litigation relating to the pending proxy contest and related matters. On July 12, 2012, the Longkloof Entities and the Company entered into a Proxy Contest Settlement Agreement (the “Settlement Agreement”). The following description of the Settlement Agreement is qualified in its entirety by reference to the Settlement Agreement, which is attached as Exhibit IX hereto and is incorporated herein by reference.

Pursuant to the Settlement Agreement, the parties agreed to dismiss all claims and counterclaims currently pending in the U.S. District Court for the District of Colorado, without prejudice.

The Company has agreed, among other things, (i) to the extent that the Company has not consummated a change of control transaction prior to January 1, 2013, that Longkloof shall have the right at any time thereafter to designate one person to the Company’s Board of Directors (the “Board”); (ii) to consider the Longkloof designee for Board committee appointments in connection with the Board’s annual review of committee composition; and (iii) to recommend, support and solicit proxies for the election of the Longkloof designee at the 2013 annual meeting of stockholders (or any special meeting called for such purpose in 2013) in the same manner as for the Company’s other nominees who are up for election at such meeting, provided that (A) the Longkloof Entities have not hereinafter engaged in a proxy contest or otherwise taken action to seek representation on the Board or the removal of any member of the Board, and (ii) the Longkloof Parties continue to beneficially own at least 1,600,000 shares of the Company’s Common Stock.

The Longkloof Entities agreed, among other things, (i) to immediately terminate the pending proxy contest and related activities and notify the SEC of the same; (ii) to withdraw its nomination letter, dated April 26, 2012, nominating director candidates to be elected to the Board at the Annual Meeting; and (iii) with respect to the Annual Meeting and at any special meeting for the election of directors held during the Standstill Period (as defined below), (A) if such meeting is an uncontested meeting for the election of directors, to not vote its shares against or withheld with respect to any director nominees proposed by the Board, and (B) if such meeting is a contested meeting for the election of directors, to vote its shares for any incumbent director nominees proposed by the Board, and not to take any actions inconsistent with the foregoing.

In addition, the Longkloof Entities agreed, on behalf of themselves and their affiliates and associates, to certain customary standstill restrictions which expire on the earlier of (a) 11:59 p.m., U.S. Mountain Time, on December 31, 2012 or (b) the occurrence of a Standstill Termination Event (as defined below) (such period, the “Standstill Period”). The term “Standstill Termination Event” means (A) the Company enters into a definitive agreement for a change of control transaction or redeems any rights under, or modifies or agrees to modify, any shareholder rights plan to facilitate a change of control transaction, or (B) a tender or exchange offer, which, if consummated, would constitute a change of control transaction, is made for securities of the Company and the Board either accepts such offer or fails to recommend that its shareholders reject such offer within ten (10) business days from the date of commencement of such offer (other than, in the case of (A) or (B) above, an all-cash change of control transaction that is at a price per share greater than the price per share most recently proposed in writing by the Longkloof Entities in a bona fide, acquisition proposal to acquire the Company pursuant to an all-cash tender offer, not conditioned on the receipt of third-party financing or any regulatory approvals (other than customary filings required to be made with the SEC), which was submitted to the Special Committee of independent members of the Board or its financial advisor pursuant to the ongoing publicly announced sales process).

The Company has further agreed until three months following the conclusion of the Standstill Period not to amend the Company’s articles of incorporation or bylaws in a manner that would adversely affect the ability of the Longkloof Entities, following the conclusion of the Standstill Period, to either (i) call a special meeting of the shareholders of the Company, or (ii) submit an advance notice of nomination of candidates for election to the Board.

Finally, the Settlement Agreement contains a customary confidentiality obligation on behalf of the Longkloof Entities with respect to any confidential information hereafter provided to any of them by the Company or its representatives, so as to enable the Longkloof Entities to have access to confidential information of the Company during the ongoing publicly announced sales process. The Settlement Agreement also contains mutual non-disparagement obligations and covenants not to sue during the Standstill Period.

Each of the Company and the Longkloof Entities have issued a press release to announce they have entered into the Settlement Agreement. A copy of the press release by the Longkloof Entities is attached hereto as Exhibit X.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company.

Item 6 is hereby amended to add the following:

On July 12, 2012, the Longkloof Entities and the Company entered into a Settlement Agreement defined and described in Item 4 above and attached as Exhibit IX hereto.

Item 7.	Materials to be Filed as Exhibits.

  Item 7 is hereby amended to add the following exhibits:

Exhibit IX	Settlement Agreement, dated as of July 11, 2012.
Exhibit X	Press Release dated July 12, 2012

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Longkloof Limited, a Jersey limited liability company

Dated: July 13, 2012	By:	/s/ Mark Rosin
Name: Mark Rosin Title: Attorney-in-Fact

Mile End Limited, a British Virgin Islands limited liability company

Dated: July 13, 2012	By:	/s/ Mark Rosin
Name: Mark Rosin Title: Attorney-in-Fact

Hosken Consolidated Investments Ltd., a South African corporation

Dated: July 13, 2012	By:	/s/ Mark Rosin
Name: Mark Rosin Title: Attorney-in-Fact

Sabido Investments (Pty) Ltd., a South African limited liability company

Dated: July 13, 2012	By:	/s/ Mark Rosin
Name: Mark Rosin Title: Attorney-in-Fact

Marcel Golding

Dated: July 13, 2012	By:	/s/ Mark Rosin
Name: Mark Rosin Title: Attorney-in-Fact

Eric Doctorow

Dated: July 13, 2012	By:	/s/ Mark Rosin
Name: Mark Rosin Title: Attorney-in-Fact

Mahomed Khalik Ismail Sherrif

Dated: July 13, 2012	By:	/s/ Mark Rosin
Name: Mark Rosin Title: Attorney-in-Fact

Willem Deon Nel

Dated: July 13, 2012	By:	/s/ Mark Rosin
Name: Mark Rosin Title: Attorney-in-Fact

Barbara Wall

Dated: July 13, 2012	By:	/s/ Mark Rosin
Name: Mark Rosin Title: Attorney-in-Fact